SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DIAMOND RESORTS INTERNATIONAL, INC.

(Name of Subject Company)

DIAMOND RESORTS INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25272T 104

(CUSIP Number of Class of Securities)

Jared T. Finkelstein

Senior Vice President-General Counsel and Secretary

Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

702-684-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Barbara L. Becker, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Diamond Resorts International, Inc., a Delaware corporation (“Diamond Resorts” or the “Company”). The Company’s principal executive offices are located at 10600 West Charleston Boulevard, Las Vegas, NV 89135. The Company’s telephone number at this address is (702) 684-8000.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on July 13, 2016, there were 69,745,698 shares of Company Common Stock (which we refer to as the “Shares”) issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, business address and business telephone number of Diamond Resorts, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Dakota Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Dakota Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares at a purchase price of $30.25 per Share (which we refer to as the “offer price”), net to the seller in cash, without interest, less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2016 (as amended or supplemented from time to time in accordance with the merger agreement described below, the “offer to purchase”), and the related Letter of Transmittal (the “letter of transmittal”, which, together with the offer to purchase and any amendments or supplements thereto from time to time in accordance with the merger agreement described below, constitutes the “tender offer”). Parent and the Purchaser are controlled by certain equity funds managed by Apollo Management VIII, L.P. (“Management VIII”).

The tender offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Purchaser and the Company. The consummation of the tender offer is subject to various conditions, including that, as of the expiration of the tender offer, the number of Shares validly tendered (and not properly withdrawn) in accordance with the terms of the tender offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)), together with the Shares then owned by Purchaser, represent at least one Share more than 50% of the then-outstanding Shares. The merger agreement provides, among other things, that as soon as practicable after the consummation of the tender offer, on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement, unless another date is agreed to in writing by Parent and the Company, Purchaser will merge with and into the Company (which we refer to as the “merger”), with the Company continuing as the surviving corporation (which we refer to as the “Surviving Company”) and a wholly owned direct subsidiary of Parent. At the effective time of the merger (which we refer to as the “merger effective time”), all then outstanding Shares (other than Company Restricted Shares (as defined below) which will be treated as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Diamond Resorts—Treatment of Equity Awards

in the Transaction”, Shares owned by the Company as treasury stock, Shares owned directly or indirectly by Parent, Purchaser or any wholly-owned subsidiary of the Company (other than Shares held on behalf of third parties) and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL, will be converted automatically into and will thereafter represent only the right to receive an amount equal to the offer price, without interest, less any applicable withholding tax (which we refer to as the “merger consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Diamond Resorts—Treatment of Equity Awards in the Transaction” below for a description of the treatment of options to purchase Shares issued by the Company (“Company Options”), restricted Shares (“Company Restricted Shares”) and restricted stock units with respect to Shares (“Company RSUs”). As a result of the merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The tender offer, the merger and the other transactions contemplated by the merger agreement, but excluding the financing for the tender offer and the merger, are collectively referred to as the “transaction”.

The merger agreement provides that the merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the merger without a vote of stockholders if the Shares irrevocably accepted for purchase by Purchaser and received by the depositary prior to the expiration of the tender offer equal at least such percentage of the stock of the Company as would be required to adopt the merger agreement under the DGCL or the Company’s certificate of incorporation, which in the case of the Company is Shares that represent one Share more than 50% of the number of Shares that are then issued and outstanding. If the merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the merger.

The terms and conditions of the tender offer are described in the offer to purchase and the letter of transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the offer to purchase, the principal executive office of each of Parent and Purchaser is located at 9 West 57th Street, 43rd Floor, New York, New York 10019, and the telephone number at such principal executive office is 212-515-3200. The tender offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time in accordance with the merger agreement, the “Schedule TO”), which was filed by Parent, Purchaser and Management VIII with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2016.

The merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

For the reasons described in more detail below, the board of directors of Diamond Resorts (the “board of directors”), acting upon the recommendation of the strategic review committee of the board of directors (the “strategic review committee”), recommends that Diamond Resorts’ stockholders accept the tender offer and tender their Shares pursuant to the tender offer. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the merger agreement. The foregoing descriptions of the merger agreement and the tender offer do not purport to be complete and are qualified in their entirety by reference to the full text of the merger agreement, the offer to purchase and the letter of transmittal.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with the Company’s Executive Officers and Chairman of the Board

Time Sharing Agreements

Diamond Resorts Corporation (“DRC”), a wholly-owned subsidiary of the Company, is a party to time sharing agreements with each of David F. Palmer, President, Chief Executive Officer and a director of the Company, and Howard S. Lanznar, Executive Vice President and Chief Administrative Officer of the Company, in each case with respect to use of an aircraft leased by DRC. In each case, the time sharing agreement provides for the use by the individual of such DRC aircraft, together with use of DRC’s flight crew, and permits the relevant individual to reimburse the Company for specified costs related to such use. Stephen J. Cloobeck, the Company’s chairman of the board of directors, may also enter into one or more time sharing agreements with DRC with respect to his use of aircraft leased by the Company or DRC.

The Company and DRC have also agreed that the Company will not charge Mr. Cloobeck for use of Company-leased aircraft for non-business purposes for an aggregate number of flight hours with a value, based upon the relative costs of operating the Company-leased aircraft, equal to 50 flight hours on the most expensive to operate of the aircraft leased by the Company.

Relationship with Parent and Purchaser

Merger Agreement

On June 29, 2016, the Company, Parent and Purchaser entered into the merger agreement. The summary of the material terms of the merger agreement set forth in Section 11—“Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents—The Merger Agreement” of the offer to purchase, and the description of the conditions of the tender offer set forth in Section 13—“Conditions of the Offer” of the offer to purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the merger agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the merger agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations and warranties of the Company contained in the merger agreement were made solely for the benefit of Parent and the Purchaser. In addition, such representations and warranties (a) were made only for purposes of the merger agreement, (b) are qualified by documents filed with, or furnished to, the SEC by the Company at least one business day prior to the date of the merger agreement, (c) are qualified by confidential disclosures made to Parent and the Purchaser in connection with the merger agreement, (d) are subject to materiality qualifications contained in the merger agreement which may differ from what may be viewed as material by investors, (e) were made only as of the date of the merger agreement or such other date as is specified in the merger agreement and (f) were included in the merger agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the merger agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the merger agreement, and not to provide holders of Shares with any other factual information regarding the Company or its subsidiaries or business. Holders of Shares should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The merger agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.

The Limited Guarantee

On June 29, 2016, simultaneously with the execution of the merger agreement, certain equity funds managed by Management VIII provided the Company with a limited guarantee (the “limited guarantee”) pursuant to which each such fund, severally and not jointly, and not jointly and severally, guarantees the payment and performance of Parent’s and Purchaser’s obligations to the Company with respect to certain payments as described in Section 11—“Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents—The Limited Guarantee” of the offer to purchase, in each case subject to a maximum aggregate obligation of $133.8 million and the other terms and conditions of the limited guarantee.

The foregoing summary and description of the limited guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the limited guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Management VIII entered into a confidentiality agreement dated as of March 21, 2016 (the “confidentiality agreement”). As a condition to being furnished confidential information (as defined in the confidentiality agreement) of the Company, Management VIII agreed that such confidential information will be kept by it and representatives confidential and will be used solely for the purpose of evaluating a possible transaction involving the Company. The confidentiality agreement contains customary standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets or the date an unaffiliated third party commences a recommended tender offer for a majority of the Company’s outstanding voting securities. The confidentiality agreement expires on the two-year anniversary of the date of the confidentiality agreement.

The foregoing summary and description of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the confidentiality agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Equity Commitment Letter

Parent has received an equity commitment letter, dated June 29, 2016, from certain equity funds managed by Management VIII (the “Equity Investors”), pursuant to which the Equity Investors have committed, severally, and not jointly, subject to the conditions of the equity commitment letter, to provide equity financing (“equity financing”) up to approximately $1,063 million in the aggregate, for the purpose of enabling (a) Parent to cause Purchaser to accept for payment and pay for any Shares tendered pursuant to the tender offer, and (b) Parent to make the payments due under the merger agreement.

The Equity Investors’ funding obligations under the equity commitment letter will terminate automatically and immediately upon the earliest to occur of: (a) a valid termination of the merger agreement in accordance with its terms, (b) the closing of the merger, (c) the payment in full by the Equity Investors of the guaranteed obligations under the limited guarantee on the terms and subject to the conditions thereof, and (d) the assertion by the Company or any of its subsidiaries, or any of its or their respective representatives, of certain claims against any Equity Investor and certain other related parties.

The Company is a third party beneficiary of the equity commitment letter for the limited purpose of causing the Equity Financing to be funded, but only if the Company is awarded specific performance pursuant to the merger agreement of Parent’s obligation to cause the equity financing to be funded in accordance with the terms and conditions of the equity commitment letter. In addition, the equity commitment letter may not be amended in a manner that would affect the Company’s third party beneficiary rights without the Company’s prior written consent, except that the Company’s prior written consent shall not be required with respect to any ministerial amendment, supplement or modification to the equity commitment letter, or any written waiver of any provision thereof, that does not affect in any manner any of the rights of the Company thereunder.

The foregoing summary and description of the equity commitment letter does not purport to be complete and is qualified in its entirety by reference to the full text of the equity commitment letter, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain executive officers and directors of the Company may be deemed to have interests in the transaction that may be different from, or in addition to, those of the Company’s stockholders generally. In the course of making the determination to recommend the transaction to the board of directors, the strategic review committee was aware of and considered these interests, and in the course of making the determination that the merger agreement and the transaction are advisable and fair to, and in the best interest of, the Company and its stockholders and to recommend that the Company’s stockholders accept the tender offer and tender their Shares pursuant to the tender offer, the board of directors was also aware of and considered these interests. These interests include:

•	the accelerated vesting and cash-out of equity-based awards held by directors and executive officers in connection with the transaction in accordance with the terms of the merger agreement (as described below in “Treatment of Equity Awards in the Transaction”);

•	certain contractual severance payments and benefits in the event an executive officer experiences a qualifying termination of employment (as described below in “Employment Agreements”); and

•	the entitlement to the indemnification, expense advancement and exculpation benefits in favor of the directors and executive officers of the Company (as described below in “Indemnification and Exculpation of Directors and Officers”).

Treatment of Shares in the Transaction

Certain executive officers and directors of the Company hold Shares. If the executive officers and directors of the Company who own Shares were to tender their Shares for purchase pursuant to the tender offer, they would receive the same consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the tender offer. If the merger occurs, at the merger effective time, any Shares owned by the Company’s executive officers and directors that were not tendered in the tender offer will be entitled to receive the same consideration per Share on the same terms and conditions as the other stockholders of the Company whose Shares are converted into the right to receive the merger consideration in the merger.

As of July 13, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate, 22,858,775 Shares, Company Restricted Shares, Shares issuable upon exercise of Company Options and Shares issuable with respect to Company RSUs. If the transaction is consummated, the executive officers and directors would be entitled to receive an aggregate amount of $624,131,129 in cash in respect of such Shares, subject to any required withholding of taxes and without interest.

The following table sets forth, as of July 13, 2016, the consideration that each executive officer or director would be entitled to receive in respect of his or her outstanding Shares in the transaction.

Name	Position	Number of Shares(1)	Consideration Payable in Respect of Shares
David F. Palmer	Chief Executive Officer, President and Director	4,932,436(2)(3)	$149,206,189
C. Alan Bentley	Executive Vice President and Chief Financial Officer	52,114	$1,576,449
Howard S. Lanznar	Executive Vice President and Chief Administrative Officer	117,231	$3,546,238
Steven F. Bell	Executive Vice President, Human Resources	53,956	$1,632,169
Michael A. Flaskey	Executive Vice President and Chief Sales and Marketing Officer	56,500	$1,709,125
Brian P. Garavuso	Executive Vice President, Chief Information Officer	54,541	$1,649,865
Ronan O’Gorman	Executive Vice President of Global Resort Operations	—	—
Stephen J. Cloobeck	Chairman of the Board	12,629,387(3)(4)	$382,038,957
Robert Wolf	Director	31,496	$952,754
Frankie Sue Del Papa	Director	—	—
David J. Berkman	Director	101,538	$3,071,525
Hope S. Taitz	Director	20,842	$630,471
Jeffrey W. Jones	Director	3,824	$115,676
Richard M. Daley	Director	24,024	$726,726
Zachary D. Warren(5)	Director	21,570	$652,493
TOTAL		18,099,459	$547,508,635

(1)	In calculating the number of Shares beneficially owned for this purpose, Company Restricted Shares, Shares underlying Company Options (whether or not they are currently exercisable) and any Company RSUs held by the individual are excluded.
(2)	Includes an aggregate of (i) 881,386 shares of Company Common Stock that Chautauqua Management, LLC, of which Mr. Palmer is the sole manager, may acquire from DRP Holdco, LLC pursuant to “cashless exercise” of a call option agreement (the “DRPH Call Option”), subject to the assumptions set forth in footnote (3) below, and (ii) an aggregate of 143,958 shares of Company Common Stock that Chautauqua Management, LLC may acquire from third parties pursuant to the exercise of a call option agreement (the “Third Party Call Option” and, together with the DRPH Call Option, the “Call Options”).
(3)	Each of the entities controlled by Messrs. Cloobeck and Palmer, respectively, that are managing members of 1818 Partners has notified the Company that it will exercise (in the case of the portions of the DRPH Call Option distributed to such entities, pursuant to the “cashless exercise” provision thereof) in full the portions of each of the Call Options distributed to it prior to the July 21, 2016 scheduled expiration thereof. See “Item 6. Interest in Securities of the Subject Company–Securities Transactions” below. The value of the Call Options in the table assumes, solely for purposes hereof, the exercise of the Call Options at an exercise price of $12.56 per share, with the exercise of the DRPH Call Option being made pursuant to the “cashless exercise” provision thereof, based upon a price of $30.12 per share, the closing price for the Company Common Stock on July 12, 2016.
(4)	Includes an aggregate of (i) 881,386 shares of Company Common Stock that Cloobeck Companies, LLC, of which Mr. Cloobeck is the sole manager, may acquire from DRP Holdco, LLC pursuant to “cashless exercise” of the DRPH Call Option, subject to the assumptions set forth in footnote (3) above, and (ii) an aggregate of 143,958 shares of Company Common Stock that Cloobeck Companies, LLC may acquire from third parties pursuant to the exercise of the Third Party Call Option.
(5)	Does not include any Shares owned by DRP Holdco, LLC.

Treatment of Equity Awards in the Transaction

Each of the outstanding Company Options, Company Restricted Shares, or Company RSUs held by the Company’s executive officers and directors will, in accordance with the terms of the merger agreement, be treated in the following manner:

•	each Company Option, whether vested or unvested, outstanding immediately prior to the merger effective time will be canceled as of the merger effective time and converted into the right to receive a lump-sum cash payment promptly after the merger effective time equal to the product of (i) the number of Shares for which the Company Option has not been exercised and (ii) the excess, if any, of the merger consideration over the exercise price per share of such Company Option without interest and less any applicable withholding tax;

•	each Company Restricted Share outstanding immediately prior to the merger effective time will be converted into the right to receive an amount in cash equal to the merger consideration without interest and less any applicable withholding tax promptly after the merger effective time (with the vesting of Company Restricted Shares that vest based on the achievement of performance goals to be achieved based on the “target” level of performance);

•	each Company RSU, whether vested or unvested, that is outstanding immediately prior to the merger effective time will be canceled at the merger effective time and converted into the right to receive an amount in cash equal to the merger consideration without interest and less any applicable withholding tax promptly after the merger effective time (with the vesting of Company RSUs that vest based on the achievement of performance goals to be achieved based on the “target” level of performance);

The following table sets forth the cash consideration that each executive officer would be entitled to receive in respect of his or her outstanding Company Options, Company Restricted Shares and Company RSUs. The values shown were calculated assuming (i) a date of July 13, 2016, the assumed date of the closing of the merger (which we refer to as the “assumed merger closing date”) solely for purposes of this transaction-related compensation, (ii) that the price per share of Company Common Stock was $30.25, which equals the per share merger consideration, (iii) that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed merger closing date, as such grants are generally prohibited pursuant to the merger agreement and (iv) that all stock options held by each executive officer as of the date of this Schedule 14D-9 remain unexercised at the assumed merger closing date.

Name	Number of Shares Subject to Company Options	Total Consideration for Company Options	Number of Restricted Shares	Total Consideration for Restricted Shares	Number of RSUs	Total Consideration for RSUs	Aggregate Consideration for Equity Awards
David F. Palmer Chief Executive Officer and President	1,473,850(1)	$23,950,063	—	—		—	$23,950,063
C. Alan Bentley Executive Vice President and Chief Financial Officer	743,630(2)	$12,083,988	—	—		—	$12,083,988
Howard S. Lanznar Executive Vice President and Chief Administrative Officer	1,243,630(3)	$17,908,988	—	—		—	$17,908,988
Steven F. Bell Executive Vice President, Human Resources	80,000(4)	$1,300,000	—	—		—	$1,300,000

Name	Number of Shares Subject to Company Options	Total Consideration for Company Options	Number of Restricted Shares	Total Consideration for Restricted Shares	Number of RSUs	Total Consideration for RSUs	Aggregate Consideration for Equity Awards
Michael A. Flaskey Executive Vice President and Chief Sales and Marketing Officer	505,907(5)	$7,070,989	75,000	$2,268,750	—	—	$9,339,739
Brian P. Garavuso Executive Vice President and Chief Information Officer	215,907(6)	$3,508,489	—	—	—	—	$3,508,489
Ronan O’Gorman Executive Vice President of Global Resort Operations	170,000(7)	$2,532,500	—	—	4,589	$138,817	$2,671,317

(1)	Includes 1,473,850 options with an exercise price of $14.00.
(2)	Includes 743,630 options with an exercise price of $14.00.
(3)	Includes an aggregate of 743,630 options with an exercise price of $14.00 and 500,000 shares with an exercise price of $18.60.
(4)	Includes 80,000 options with an exercise price of $14.00.
(5)	Includes an aggregate of 255,907 options with an exercise price of $14.00 and 250,000 shares with an exercise price of $18.60.
(6)	Includes 215,907 options with an exercise price of $14.00.
(7)	Includes an aggregate of 120,000 options with an exercise price of $14.00 and 50,000 shares with an exercise price of $18.60.

The following table sets forth, as of the assumed merger closing date, the cash consideration that each non-employee director would be entitled to receive in respect of his or her outstanding Company Options, Company Restricted Shares and Company RSUs. The values shown were calculated assuming (i) that the price per share of Company Common Stock was $30.25, which equals the per share merger consideration and (ii) as generally prohibited pursuant to the merger agreement, that no additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed merger closing date.

Name	Number of Shares Subject to Company Options	Total Consideration for Company Options	Number of Restricted Shares	Total Consideration for Restricted Shares	Number of RSUs	Total Consideration for RSUs	Aggregate Consideration for Equity Awards
Stephen J. Cloobeck	114,706	$1,863,973	15,295	$462,674	—	—	$2,326,647
Robert Wolf	—	—	3,090	$93,473	18,283	$553,061	$646,534
Frankie Sue Del Papa(1)	—	—	16,961	$513,070	—	—	$513,070
David J. Berkman	—	—	3,090	$93,473	22,239	$672,730	$766,203
Hope S. Taitz	—	—	10,737	$324,794	—	—	$324,794
Jeffrey W. Jones	—	—	7,647	$231,322	—	—	$231,322
Richard M. Daley	—	—	3,090	$93,473	17,536	$530,464	$623,937
Zachary D. Warren	—	—	3,090	$93,473	11,039	$333,930	$427,403

(1)	Ms. Del Papa’s grant of Company RSUs on May 24, 2016 provided that only one-third of such Company RSUs would vest in the event of a change of control of the Company within the first 12 months following the grant date and that the remaining two-thirds would be forfeited.

Employment Agreements

In 2015, the Company entered into new employment agreements with the executive officers, other than Mr. Garavuso and Mr. O’Gorman, with whom the Company entered into a new employment agreement in 2016, each of which provides for a minimum base salary and establishes an annual performance bonus target (and, in the case of Mr. Flaskey, a target annual sales incentive bonus) for the executive officer (we refer to these agreements as the “employment agreements”). Each of these employment agreements also provides for compensation and benefits under specified circumstances in connection with the termination of the executive officer’s employment. None of the employment agreements provides for any income tax gross-up or similar payments.

In addition, except as described below, each of the employment agreements includes restrictions, for a period of two years following the termination of employment, on the executive officer’s ability to interfere with Company relationships with homeowner’s associations (which we refer to as the “HOAs”) of the resort collections the Company manages or solicit employees, members, prospective purchasers, guests or customers of the Company to terminate their relationships with the Company, as well restrictions against competing with the Company that survive for a period of one year following termination. Each agreement also includes customary confidentiality, return of Company property, and intellectual property covenants. In the case of Mr. Flaskey, the non-competition and non-solicitation covenants survive for a one-year period following Mr. Flaskey’s termination if Mr. Flaskey is terminated without “cause,” but are extended to a two-year period if Mr. Flaskey is terminated without “cause” or resigns for “good reason,” in each case, within six months following a “change in control” (as described below under “Potential Payments Upon Termination, Including in Connection with a Change in Control). In the case of Mr. O’Gorman, the non-competition and non-solicitation covenants are limited to a perpetual covenant on the part of Mr. O’Gorman not to use Company confidential information to solicit HOAs with which Mr. O’Gorman conducted business, members, purchasers, guests and customers, and a twelve-month post-employment non-solicitation of Company employees.

Potential Payments Upon Termination, Including in Connection with a Change in Control

The employment agreements provide for compensation and benefits under specified circumstances in connection with the termination of the executive officer’s employment:

•	In the event the executive officer’s employment is terminated during his employment term by the Company for “cause” or by the resignation of the executive officer, other than for “good reason” (as such terms are defined in the applicable employment agreement), the executive officer will be entitled to receive his base salary and benefits through the effective date of termination, any annual performance bonus earned in the prior year that has not yet been paid, and, in the case of Mr. Flaskey, any monthly installment of the annual sales incentive bonus due and earned through the effective date of termination.

•	In the event the executive officer’s employment is terminated due to his death or disability, the executive officer will be entitled to receive his base salary and benefits through the effective date of termination, a pro rata portion of his target annual performance bonus for the year in which the termination takes place, and, in the case of Mr. Flaskey, any monthly installment of the annual sales incentive bonus due and earned through the effective date of termination.

•	In the event the executive officer’s employment is terminated without “cause” during his employment term (other than within six months following a “change in control” (as such term is defined in the applicable employment agreement)), subject to compliance with specified conditions, the executive officer will be entitled to receive (i) in the case of each of Messrs. Palmer, Bentley, Lanznar, Bell, Garavuso and O’Gorman, his base salary for a period of 12 months following the effective date of termination and a pro rata portion of his target annual performance bonus for the calendar year in which the termination takes place, in each case, payable in accordance with the Company’s payroll procedures, and (ii) in the case of Mr. Flaskey, an amount equal to $2,000,000, payable in monthly installments commencing in the month following the termination. The employment agreements with each executive officer provide that such payments are in addition to those to which the officer is entitled if his employment were terminated for “cause.”

•	In the event the executive officer’s employment is terminated without “cause,” or by the executive officer for “good reason,” in each case, within six months following a “change in control,” subject to compliance with specified conditions, the executive officer will be entitled to receive (i) in the case of each of Messrs. Palmer, Bentley, Lanznar, Bell, Garavuso and O’Gorman, an amount equal to two times the sum of his base salary and target annual performance bonus, payable in twelve monthly installments, and (ii) in the case of Mr. Flaskey, an amount equal to $4,000,000, payable in monthly installments commencing in the month following the termination. The employment agreements with each executive officer provide that such payments are in addition to those to which the executive officer is entitled if his employment were terminated for “cause.”

Under the employment agreements, “cause” means any of the following: (1) the executive officer’s negligence or willful misconduct in the performance of his obligations under the employment agreement; (2) the executive officer’s breach of any provision of the employment agreement; (3) any felony indictment or conviction of the executive officer; (4) a failure of the executive officer to substantially perform his duties under the employment agreement; (5) fraud, embezzlement or any other illegal or wrongful conduct by the executive officer upon the Company, whether prior or subsequent to the commencement of the term; (6) the executive officer’s intentional infliction of any damage of material nature to any property of the Company; (7) the executive officer’s use of illegal narcotics or other illegal substances; (8) the executive officer’s breach of Company policies or the confidentiality and non-competition agreement entered into by the executive officer, including without limitation, sexual harassment and discrimination; and (9) the executive officer’s failure to comply with laws and regulations which are applicable to the Company.

In addition, under the employment agreements, a resignation following a change in control shall be deemed to be for “good reason” if: (1) it follows a material reduction of the executive officer’s duties and responsibilities; (2) it follows the executive officer’s being required to work at a location more than 50 miles from a location where he has been permitted to work prior to the change in control; (3) it follows a material breach of the employment agreement by the Company (which includes, among other things, a reduction in the executive officer’s base salary or target annual performance bonus opportunity); or (4) as of the effective date of the change in control, the remaining term of the employment agreement is less than one year, and the executive officer’s resignation follows the Company’s refusal to enter into either an extension or a new employment agreement that provides for an employment term of at least one additional year and employment on substantially identical terms as contained in the then-current employment agreement.

In the event that the payment of the severance benefits described above will result in an executive being subject to the excise tax imposed on certain “golden parachute” arrangements under Sections 280G and 4999 of the Internal Revenue Code, the employment agreements state that the severance benefits will be reduced to the largest amount which can be paid to such executive without the imposition of such excise tax, but only if such reduction would result in the executive retaining a larger after-tax benefit than if he had received all payments and been subject to the excise tax.

Continuing Employees

Under the merger agreement, Parent has agreed that, subject to the terms of any applicable collective bargaining agreement, for a period of at least one year following the merger effective time, it will, or will cause the Surviving Company or any of their respective affiliates to, provide to each individual who immediately before the merger effective time is an employee of the Company or any of its subsidiaries (each of which we refer to as a “continuing employee”) with (i) a salary, wage, target bonus opportunity and commissions opportunity that is substantially similar in the aggregate to the salary, wage, target bonus opportunity and commissions opportunity that was provided to such continuing employee immediately prior to the merger effective time and (ii) employee retirement, welfare and other benefits (other than any equity-based compensation or benefits) that are substantially similar in the aggregate than those provided to the continuing employees immediately prior to the merger effective time. Parent has also agreed to maintain existing severance arrangements for 12 months following the merger effective time.

In addition, Parent has agreed to honor, or cause the Surviving Company or any of their respective affiliates to honor, in accordance with their terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its subsidiaries and any officer, director or employee of that company, (ii) all equity-based plans, programs or agreements, bonus plans or programs and (iii) all obligations pursuant to outstanding restoration plans, equity-based plans, programs or agreements, bonus plans or programs, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the merger effective time, in each case to the extent legally binding on the Company or any of its subsidiaries.

In addition, Parent will, or will cause the Surviving Company to, give continuing employees full credit for purposes of eligibility, participation, benefit accrual and vesting (but not for purposes of benefit accruals under any defined benefit pension plans or retiree health plan), under any employee benefit plan, program or arrangement maintained by Parent, its subsidiaries or the Surviving Company in which continuing employees may participate to the same extent recognized by the Company immediately prior to the merger effective time under any similar or comparable plan and to the extent such credit would not result in a duplication of benefits for the same period of service. Parent will also, or will use commercially reasonable efforts to cause any third party insurance providers to, with respect to each welfare benefit plan (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations in the plan year in which the merger effective time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, continuing employees under similar plans maintained by the Company and its subsidiaries in the plan year in which the merger effective time occurs.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the tender offer and the merger for each of the Company’s named executive officers, including those executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) that required disclosure pursuant to Item 402(c) of Regulation S-K (which we refer to as the “named executive officers”).

The table below assumes that (i) the acceptance of the Shares for payment pursuant to the tender offer constitutes a change in control under the employment agreements, (ii) the acceptance of the Shares for payment pursuant to the tender offer and the merger effective time occur on July 13, 2016, which is the assumed merger closing date solely for purposes of this golden parachute disclosure and (iii) the employment of each named executive officer will be terminated without cause or by the executive officer for good reason immediately following the merger effective time. The amounts reported in the table regarding equity compensation are estimates based on the $30.25 per Share cash consideration payable in the tender offer and subsequent merger. In addition, all of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
David F. Palmer	$12,000,000	$1,625,000	$13,625,000
Chief Executive Officer
C. Alan Bentley	$4,500,000	$812,500	$5,312,500
Chief Financial Officer
Howard S. Lanznar	$4,500,000	$2,268,750	$6,768,750
Michael A. Flaskey	$4,000,000	$3,484,375	$7,484,375
Brian P. Garavuso	$2,500,000	$325,000	$2,825,000

1)	The amounts in this column represent the estimated value of the cash severance payments that would be received by the named executive officer under his employment agreement in the event of a termination without cause or a resignation for good reason, in each case, within six months following a change in control. The payments are, in the case of each of Messrs. Palmer, Bentley, Lanznar and Garavuso, an amount equal to two times the sum of his base salary and his target annual performance bonus and, in the case of Mr. Flaskey, an amount equal to $4,000,000, in each case, payable in monthly installments commencing in the month following the termination. These payments are considered “double-trigger” as they will only be payable in the event of a termination without cause or a resignation for good reason, in each case, within six months following a “change in control.”

The payments are estimated based on the compensation levels in effect immediately prior to the filing of this Schedule 14D-9; therefore, if compensation levels are increased after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

(2)	The amounts in this column represent the aggregate amount payable pursuant to the merger agreement to each named executive officer in respect of unvested Company Options, Company Restricted Shares, and Company RSUs. Payments in respect of Company Options, Company Restricted Shares and Company RSUs are single-trigger payments because the Surviving Company is not assuming these equity awards and they are being cashed out in connection with the merger.

The payments are estimated based on the equity award holdings immediately prior to the filing of this Schedule 14D-9; therefore, if equity awards are granted after the filing of this Schedule 14D-9, actual payments to a named executive officer may be greater than those provided for above.

The following table breaks down the amounts in this column by type of payment:

Name	Amount Payable in Respect of Unvested Company Options	Amount Payable in Respect of Unvested Company Restricted Shares	Amount Payable in Respect of Unvested Company RSUs	Total ($)
David F. Palmer	$1,625,000	—	—	$1,625,000
C. Alan Bentley	$812,500	—	—	$812,500
Howard S. Lanznar	$2,268,750	—	—	$2,268,750
Michael A. Flaskey	$1,215,625	$2,268,750	—	$3,484,375
Brian P. Garavuso	$325,000	—	—	$325,000

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The merger agreement provides that from and after the merger effective time through the sixth anniversary of the date on which the merger effective time occurs, Parent will, or Parent will cause the Surviving Company to, indemnify and hold harmless, and, subject to the receipt of an undertaking to repay advanced amounts if it is ultimately determined that such individual is not entitled to indemnification, advance expenses to, each individual who at the merger effective time is, or at any time prior to the merger effective time was, a director, officer or manager of the Company or of a subsidiary of the Company (each of which we refer to as an “indemnitee” and, collectively, the “indemnitees”) with respect to all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable and documented fees, costs and expenses (including fees and expenses of legal counsel) incurred in connection with any actual or threatened claim, action, suit, assessment, audit, proceeding or investigation arising out of or pertaining to or by reason of the fact that, (i) an indemnitee is or was a director or officer of the Company or such subsidiary or (ii) an indemnitee, while serving as a director, officer or manager of the Company or any of its subsidiaries, is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity , in each case under clause (i) or (ii), including matters that exist or occur prior to the merger effective time.

Additionally, the merger agreement provides that the certificate of incorporation and bylaws of the Surviving Company will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s certificate of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the merger effective time in any manner that would adversely affect the rights thereunder of any such individuals. The merger agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The merger agreement further provides that, for the six-year period commencing immediately after the merger effective time, Parent will either (i) cause to be maintained in effect the current directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained by the Company and its subsidiaries, or (ii) cause the Surviving Company to (A) provide substitute policies or (B) purchase a “tail” insurance policy, in either case of at least the same coverage and amounts, containing terms and conditions that are substantially equivalent in the aggregate, as such current policies, with respect to matters arising on or before the merger effective time; provided, however, that after the merger effective time, the Surviving Company will not be required to pay, with respect to any such insurance policies in respect of any one policy year, annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of the merger agreement in respect of the coverage required to be obtained pursuant to the merger agreement, but in such case will purchase substantially equivalent coverage as reasonably practicable for such amount; provided further, that if the Surviving Company purchases a “tail” policy and the coverage thereunder costs more than 300% of such last annual premium, the Surviving Company will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium.

If directed by Parent, in lieu of the Surviving Company’s maintaining the current policies (or providing substitute policies) or purchasing a “tail” policy, the Company may purchase, prior to the merger effective time, a six-year prepaid “tail” policy on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the merger effective time, covering, without limitation, the transactions contemplated hereby. If the Company obtains such pre-paid “tail” policy prior to the merger effective time, Parent will cause the policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company.

Other Arrangements

To the best knowledge of the Company, except for certain agreements described in this Schedule 14D-9 between the Company and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, exists as of the date of this Schedule 14D-9, and neither the tender offer nor the merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on June 28, 2016, after careful discussion and consideration, upon the recommendation of the strategic review committee, the board of directors (i) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into the merger agreement and to consummate the transaction (including the tender offer and the merger) in accordance with the DGCL, (ii) approved the execution, delivery and performance by the Company of the merger agreement and the consummation by the Company of the transaction (including the tender offer and the merger) and (iii) recommended that the Company’s stockholders accept the tender offer and tender their Shares in the tender offer. All of the directors voted in favor of such resolutions with the exception of the Company’s chairman, who abstained.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the strategic review committee, the board of directors or the representatives of the Company and other parties.

The board of directors and senior management of the Company, as part of its ongoing oversight and management of Diamond Resorts’ business, regularly review and assess strategic and financial alternatives available to the Company to enhance stockholder value. This review has included assessing the Company’s current and potential positioning as a standalone public entity, various capital allocation strategies such as initiating a special dividend or large stock repurchases, as well as evaluating large transformational acquisitions. To that end, the board of directors authorized a stock repurchase program in October 2014 and increased the authorization thereunder in July 2015. The board of directors determined that growing free cash flow both organically and through larger acquisitions was a potential path to create stockholder value. However since mid-2015, even though the Company continued to achieve consecutive quarters of record financial performance, the Company’s stock price declined relative to the broader market and other comparable public companies. In addition, there was a growing short interest in the Company’s stock, which the Company believed contributed to the price decline. As a result, in light of the fact that the successful execution of the Company’s business plan which had resulted in consecutive quarters of record financial performance and the Company’s stock repurchase plan was not positively impacting the Company’s stock price, the board of directors continued to review all strategic and financial alternatives to create stockholder value, including potential transformational acquisitions or a potential sale of the Company.

In the spring of 2015, the board of directors formed a transaction committee (the “transaction committee”) to facilitate the review of various corporate development opportunities. In June 2015, the transaction committee engaged Centerview Partners LLC (“Centerview”) to assist with its review of potential strategic transactions, including potential acquisition opportunities. Over the course of the next several months, the Company, with Centerview’s assistance, entered into non-disclosure agreements and commenced preliminary discussions with certain acquisition targets and potential investors, including to potentially finance such acquisitions.

Following significant due diligence, the Company’s exploration of various transformational acquisition alternatives did not result in any transactions (although the Company did complete the smaller acquisitions of Gold Key and Intrawest during such period) and the transaction committee was disbanded in September 2015.

The board of directors determined that the use of the Company’s stock as a financing source would be economically unattractive making it more difficult for the Company to finance potential transformational acquisitions. However, the board of directors continued to believe it was important for the Company to actively review strategic alternatives, including a potential sale of the Company, in light of the Company’s continued stock price underperformance, the performance of the hospitality and vacation ownership sector in general, and the perceived disconnect between the market value of the Company and the potential value of the underlying business, which had continued to meet its financial expectations. At a regularly scheduled board of directors meeting held on February 22, 2016, the board of directors determined it would be advisable to review strategic alternatives, including a potential sale, a special dividend, stock repurchases or remaining a standalone public company, and form the strategic review committee, comprised solely of independent directors to lead such review. The board of directors further determined to publicly announce it was undertaking such review. At this meeting, the strategic review committee was formed and consisted of Messrs. Berkman, Jones and Wolf and Ms. Taitz. Ms. Taitz and Mr. Wolf were appointed as co-chairs of the strategic review committee.

On February 24, 2016, the Company announced publicly results for the fourth quarter and full year ended December 31, 2015 and that it was exploring strategic alternatives. Following this announcement, Centerview and the Company’s management received inbound calls from certain strategic and financial parties, including Apollo.

Following its formation, the strategic review committee reached out to potential independent advisors, and interviewed candidates to be legal counsel. In early March 2016, the strategic review committee engaged Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) as its legal counsel.

On March 9, 2016, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn were present. The strategic review committee and Gibson Dunn discussed the potential engagement of Centerview as the strategic review committee’s financial advisor, and the fact that Centerview had been originally engaged by the transaction committee. Among other things, the strategic review committee discussed that they had been impressed by Centerview’s work and knowledge of the Company and believed, based on Centerview’s disclosure of its relationships with likely potential transaction counterparties, including Apollo, Centerview to be independent, unlike many other investment banks that the strategic review committee had identified as potential candidates, which had existing relationships with the Company’s competitors and other likely potential transaction counterparties. Following this discussion, the strategic review committee requested representatives of Centerview join the meeting. Representatives of Gibson Dunn discussed the importance of having a properly functioning independent committee under Delaware law, as well as the director’s fiduciary duties under applicable law in the context of a potential sale of control transaction, and noted that the independence of each member of the strategic review committee would need to be assessed in light of likely bidders. Gibson Dunn further advised that the original resolutions forming the strategic review committee should be augmented by new resolutions which would provide that the strategic review committee would have the exclusive authority to conduct the process and negotiate with potential bidders. The strategic review committee and its advisors discussed potential next steps in the exploration of strategic alternatives, including that the Company’s management would need to complete the financial model to assist bidders with due diligence on the Company. The strategic review committee authorized Centerview to commence making outbound calls regarding a potential acquisition of the Company once the financial model had been finalized.

Later on March 9, 2016, the board of directors held a meeting at which representatives of Gibson Dunn and Centerview were present. At that meeting, the board of directors reviewed proposed resolutions to be passed by the board of directors with respect to the duties and authority of the strategic review committee. In addition, Centerview and Gibson Dunn discussed likely next steps with respect to the sale process to be conducted by the strategic review committee. Gibson Dunn then reminded each director of his or her confidentiality obligations to the Company, in particular with respect to information related to the Company’s review of strategic alternatives, and also asked each director to immediately inform the strategic review committee’s advisors should he or she wish to participate as a bidder in the sale process. Each director confirmed that at such time, he or she did not seek to participate as a bidder in the sale process.

On March 10, 2016, Gibson Dunn circulated a draft non-disclosure agreement and a summary thereof to the strategic review committee for its review and approval prior to its use with potential bidders. The strategic review committee indicated it was comfortable with the draft non-disclosure agreement. Gibson Dunn held calls with individual members of the strategic review committee to assess their independence. Also during March 2016, the board of directors approved by unanimous written consent resolutions augmenting the original resolutions regarding the formation of the strategic review committee and the duties and authority thereof along the lines discussed with the strategic review committee.

On March 17, 2016, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present. The strategic review committee discussed that each of the directors had reviewed the financial model prepared by the Company’s management and had suggested that members of the Company’s management make changes to the model to ensure it fully reflected the long-term potential of the Company assuming it successfully executed its plan, including with respect to the Company’s approach to inventory sourcing. The strategic review committee, in consultation with counsel, then reviewed the assessment of the strategic review committee members’ independence and concluded that that each strategic review committee member was independent. The strategic review committee noted that none of the members of the strategic review committee had any material relationships with the likely potential bidders that had been identified that would prevent him or her from serving on the strategic review committee at this stage of the sale process, although it was noted that Ms. Taitz served on the boards of entities owned by certain investment funds managed by affiliates of Apollo Global Management, LLC (as described in the Company’s proxy statement). The strategic review committee noted that this independence assessment would be updated as facts developed and that the analysis would be revisited if an eventual bidder was an entity with which any strategic review committee member had a material relationship.

Following this meeting, the Company’s management finalized the financial model to reflect the Company’s long-term potential, as well as the cash flows associated with achieving those operating results. After having been reviewed by the board of directors, such model was provided to Centerview in connection with the sale process and the Company and Centerview provided due diligence information to bidders in an electronic dataroom. Through both outbound calls and the receipt of in-bound calls, Centerview made contact with 22 strategic and financial parties, and offered each party the ability to enter into a non-disclosure agreement with the Company and receive certain non-public information. A total of 15 parties (including the financial sponsor that joined the Sponsor B consortium referred to below), both strategic and financial, entered into non-disclosure agreements with the Company and received limited non-public information and were invited to submit first round indications of interest by Tuesday, April 26, 2016. Each of the potential bidders was instructed that during the first round due diligence process the Company’s management would be made available to all bidders, in the presence of Centerview, for purposes of conducting due diligence but that there would be no discussions with the Company’s management regarding any post-transaction employment or other arrangements.

On March 21, 2016, Diamond Resorts and Management VIII entered into a confidentiality agreement with respect to a potential transaction (the “Confidentiality Agreement”). The Confidentiality Agreement required Management VIII to protect Diamond Resorts’ confidential information, included a standstill restriction and gave Diamond Resorts a consent right over equity financing sources to which Management VIII could provide confidential information.

On March 28, 2016 and April 12, 2016, the strategic review committee held telephonic meetings at which representatives of Gibson Dunn and Centerview were present and received updates from the advisors regarding the sale process.

During the week of April 25, 2016, Centerview received written indications of interest to acquire the Company from five parties at ranges of prices from $23 per Share of Company Common Stock to $33 per Share of Company Common Stock, including Apollo’s with a range of $28-$30 per Share of Company Common Stock. A financial sponsor we refer to as “Sponsor A” verbally indicated that it was not prepared to submit a written indication of interest but would be interested in pursuing an acquisition of the Company at a modest premium to market. In addition, a strategic party we refer to as “Company A” submitted an indication of interest regarding three alternative business combination transactions with the Company without indicating a price. Among the bids received was a range of $28-$33 per Share of Company Common Stock submitted by a financial sponsor we refer to as “Sponsor B” and a bid of $30 per Share of Company Common Stock in cash and stock from a strategic party we refer to as “Company B.”

On April 27, 2016, Ms. Taitz and Mr. Wolf met with representatives of Centerview and Gibson Dunn at Centerview’s offices in New York to review the indications of interest. The following day, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present to review the indications of interest received. The strategic review committee determined it would be advisable to review the indications of interest with the full board of directors and receive Centerview’s financial analysis on various strategic and financial alternatives available to the Company before determining whether to proceed to a second round of the sale process to solicit final bids. Later that same day, the full board of directors held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present to review the indications of interest. The board of directors determined to meet again following receipt of Centerview’s financial analysis on various strategic and financial alternatives to make a determination regarding the sale process.

On May 2, 2016, the board of directors held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present. Representatives of Gibson Dunn discussed with the directors their fiduciary duties under applicable law. Representatives of Centerview reviewed with the board of directors various potential strategic and financial alternatives available to the Company, including the Company’s equity market positioning and standalone financial outlook, a potential balance sheet recapitalization or special dividend, potential merger and acquisition alternatives, and a sale to a third party in light of the indications of interest submitted in the first round of the sale process. Centerview and Gibson Dunn discussed the advantages of proceeding to a second round in light of available opportunities and the bids received. The board of directors determined that a potential sale of the Company might represent the path to create the highest and most certain amount of stockholder value on a risk-adjusted basis. Thereafter, representatives of Gibson Dunn again asked each director whether he or she wished to participate as a potential bidder in the sale process, and each director confirmed he or she did not. Thereafter, the board of directors authorized Centerview to work with the Company’s management to finalize a management presentation and commence the second round of the sale process to solicit final bids.

On May 3, 2016, the board of directors held its regularly scheduled quarterly meeting in Los Angeles, California, where, among other things, it discussed the Company’s ongoing operations.

Thereafter, Centerview contacted each party that had submitted a first round bid and offered certain parties the opportunity to attend management presentations in mid-May. Sponsor B requested the ability to work with another financial sponsor as a consortium (which other financial sponsor had not independently participated in the sale process), which request was granted by the strategic review committee. In addition, Company A requested to work with a financial sponsor, which we refer to as “Sponsor C”, that had submitted a first round bid at the low end of the range. The strategic review committee also granted this request. Six parties (including Apollo, the Sponsor B consortium, Company A, Sponsor C, Company B, and a financial sponsor which we refer to as “Sponsor D”) attended such management presentations. Each bidder invited to participate in the second round was informed that until significant second round due diligence was completed, no bidder would be permitted to have discussions with management regarding any post-transaction arrangements.

On May 23, 2016, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present. Centerview provided the strategic review committee with an update regarding management presentations and next steps, including that Centerview intended to circulate a sale process letter in the coming days setting forth the deadline for final bids and posting a draft merger agreement to the datasite. Representatives of Gibson Dunn then discussed the terms of the draft merger agreement (a copy of which had been previously circulated to the strategic review committee) with the members of the strategic review committee, including that (i) the draft merger agreement contemplated a tender offer structure, as it was believed to be able to be completed more quickly than a one-step merger, (ii) the draft merger agreement did not include any reverse termination fee provisions and instead contemplated that the Company would have full specific performance rights against the bidder, and (iii) certain key provisions, including the Company termination fee and outside date, were left blank for bidders to complete with their respective bids. The strategic review committee authorized Gibson Dunn and Centerview to proceed with posting the draft merger agreement to the datasite and circulating a sale process letter. The strategic review committee further requested that Centerview and Gibson Dunn inform bidders that significant changes to the draft merger agreement, including any changes that included lock-up or rollover arrangements, would potentially disadvantage bidders as compared to other proposals without such arrangements. In addition, the strategic review committee discussed with Centerview and Gibson Dunn the strategic review committee’s strong preference to obtain a low termination fee and other deal protections in line with the draft merger agreement prepared by Gibson Dunn so as to provide the board of directors flexibility in the event of a competing offer between signing and closing.

On May 24, 2016, the Company held its annual meeting of stockholders at which time Mr. Lowell Kraff did not stand for re-election and Ms. Frankie Sue Del Papa was elected as a director of the Company. Thereafter, the board of directors held a regularly scheduled meeting to discuss the Company’s ongoing business.

On May 27, 2016, Centerview delivered the sale process letter to the bidders that had attended management presentations and posted the draft merger agreement to the datasite. The sale process letter requested that bidders submit markups of the merger agreement by Friday, June 17, 2016 and final bids the following Thursday, June 23, 2016. Throughout the months of May and June, Centerview, together with the Company’s management and other advisors, made due diligence materials available and attended numerous due diligence calls and meetings with various bidders so as to permit bidders to be able to complete due diligence in advance of the deadline for final bids. In mid-June, 2016, representatives of the Company’s management team and Centerview met with representatives of Company B to conduct reverse due diligence with respect to the stock consideration that could be potentially offered as part of the total consideration to the Company in connection with Company B’s bid. During this time, representatives of Apollo, Sponsor B and Company B requested to speak with the Company’s CEO to discuss his willingness to be involved with the Company on a post-transaction basis and, with Centerview present, the Company’s CEO informed each of Apollo, Sponsor B and Company B that he was willing to remain with the Company following a transaction with any buyer to ensure a successful transition. No commitments were made by any bidder or the CEO with respect to the terms of the CEO’s post-closing arrangements, if any.

On June 16, 2016, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present. Centerview and Gibson Dunn provided the strategic review committee with an update regarding the due diligence and discussions that had occurred with the bidders and their potential financing sources. The strategic review committee determined to reconvene following the submission of bids and requested that its advisors provide updates by email over the following week.

On June 17, 2016, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), legal counsel to Apollo, submitted a markup of the draft merger agreement to Centerview and Gibson Dunn. The draft merger agreement markup provided for a Company termination fee equal to 2% of the Company’s equity value and included a reverse termination fee construct (with the reverse termination fee being equal to 6% of the Company’s equity value), specific performance of Parent’s or the Purchaser’s obligation to cause the equity financing to be funded or cause Parent or the Purchaser to consummate the merger or the tender offer being subject to the receipt of the debt financing (as defined below) by Parent in full (among other conditions), and a four-month outside date. During the week of June 20, 2016, in advance of the bid deadline, Gibson Dunn provided Paul Weiss with feedback regarding ways in which the draft merger agreement markup could be improved and Paul Weiss submitted an updated draft merger agreement on June 22, 2016 in response to such feedback.

On June 21, 2016, legal counsel for Sponsor B submitted a markup of the draft merger agreement to Centerview and Gibson Dunn. In advance of the bid deadline on June 23, 2016, Gibson Dunn corresponded with Sponsor B’s legal counsel regarding ways in which their markup of the draft merger agreement could be improved and received feedback regarding these contract issues. However, Sponsor B did not resubmit a markup of the draft merger agreement.

On June 23, 2016, Apollo submitted a final bid of $30.25 per Share of Company Common Stock together with its updated draft merger agreement markup, ancillary documents, signed financing commitment papers and a letter indicating it would be in a position to execute the merger agreement and announce the transaction prior to the opening of the market on Monday, June 27, 2016. Sponsor B also submitted a final bid with a range of $27-$29 per Share of Company Common Stock, together with its executed commitment papers, but noted that it would need an additional 30-45 days to complete its due diligence and be in a position to announce a transaction. Leading up to the bid, Centerview had numerous discussions with the other parties that had received management presentations, including Company A and Company B, but each of such parties indicated it was not going to submit a final bid.

In anticipation of receipt of final bids, the strategic review committee revisited issues of independence. Although the strategic review committee, in consultation with counsel, determined that each member remained independent, Ms. Taitz decided to recuse herself from any strategic review committee meetings at which the strategic review committee would deliberate on its recommendation to the board of directors in light of her position as a director on the boards of entities affiliated with Apollo.

In the evening on June 23, 2016, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present. The strategic review committee reviewed the final bids and received an update from Centerview with respect to the other bidders. The strategic review committee determined to reconvene the following day after Centerview had circulated its preliminary financial analysis. The strategic review committee also requested that the full board of directors meet and receive an update on the sale process.

On the morning of June 24, 2016, it was announced that the “Brexit” vote had been approved, which provided that U.K. voters wished to commence proceedings to leave the European Union. Such announcement led to a destabilization of the worldwide financial markets.

Also on June 24, 2016, the strategic review committee held telephonic meetings at which representatives of Gibson Dunn and Centerview were present. Gibson Dunn discussed with the directors their fiduciary duties under applicable law and discussed the markups of the draft merger agreement received, summaries of which had been previously circulated to the strategic review committee. The strategic review committee discussed with its advisors the impact of Brexit and the resulting volatility in the markets but determined to seek to proceed to completion of the sale process in light of the bids received and uncertainty associated with continuing as a public company. The strategic review committee reviewed Centerview’s preliminary financial analysis with respect to the bids received and determined its recommendation to the full board of directors would be to instruct Centerview to see if the remaining bidders would be prepared to increase their offers.

Also on June 24, 2016, the full board of directors held a telephonic meeting at which representatives of Gibson Dunn and Centerview, as well as the Company’s senior management, were present. Centerview and Gibson Dunn reviewed the bids received, as well as the markups of the draft merger agreement received (summaries of which had been previously circulated to the board of directors) and Centerview’s preliminary financial analysis. Among other things, the directors discussed with the strategic review committee and its advisors the impact of Brexit and the resulting volatility in the financing markets on the process. At the conclusion of this meeting, the board of directors authorized Centerview to seek best and final bids, with particular focus on improved offer price and certainty to close, the following day and scheduled an additional meeting for the following afternoon.

Following this meeting, on June 24, 2016 Centerview corresponded with each of Apollo and Sponsor B to request a best and final offer price, improved certainty to close, reduction of additional due diligence, an improvement on certain contract terms and confirmation of available financing not subject to any diligence conditions. Apollo indicated its willingness to be flexible on contract terms and representatives of Paul Weiss reached out to Gibson Dunn to discuss the same. In addition, Apollo committed to sending updated debt financing papers with no diligence conditions. However, Apollo indicated that it would not be in a position to increase its bid. Sponsor B indicated that it could be in a position to provide a best and final offer price at the high end of its range after completion of its additional due diligence.

On June 25, 2016, each of the strategic review committee and the full board of directors held meetings to receive updates from Centerview and Gibson Dunn. The Company’s senior management was also present for the board of directors meeting. During the board of directors meeting, upon the recommendation of the strategic review committee, the board of directors authorized Centerview and Gibson Dunn to negotiate a final merger agreement with Apollo at the $30.25 price per Share of Company Common Stock. The Company’s chairman abstained from this vote.

Over the next 24 hours Gibson Dunn and Centerview continued negotiating the terms of the merger agreement (including terms relating to remedies, specific performance and deal protections) and ancillary documents with Apollo. On June 26, 2016, the strategic review committee held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present. Gibson Dunn reported that the merger agreement and all ancillary documents were in substantially final form. Gibson Dunn noted that the Company was still awaiting final financing commitment papers from Apollo but hoped to be in a position to announce the transaction, if the board of directors approved, before the markets opened the following day. Also at this meeting, Centerview reviewed with the strategic review committee its financial analysis of the $30.25 per Share cash consideration and rendered to the strategic review committee an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 27, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview described in its written opinion, the $30.25 per Share cash consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders (see “—Opinion of the Company’s Financial Advisor” under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”).

Later on June 26, 2016, the board of directors held a telephonic meeting at which representatives of Gibson Dunn and Centerview, as well as the Company’s senior management, were present. Representatives of Gibson Dunn discussed with the members of the board of directors their fiduciary duties under applicable law with respect to the proposed transaction with Apollo and reviewed in detail the provisions of the proposed merger agreement, a draft and summary of which had previously been provided to the board of directors. Centerview then reviewed with the board of directors its financial analysis of the $30.25 per Share cash consideration and indicated that it had rendered an oral opinion to the strategic review committee, which was subsequently confirmed by delivery of a written opinion dated June 27, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview described in its written opinion, the $30.25 per Share cash consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders (see “—Opinion of the Company’s Financial Advisor” under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”). The board of directors approved the entry into the merger agreement and the consummation of the transactions contemplated thereby. The Company’s chairman abstained from this vote. Following such approval, Gibson Dunn sent Paul Weiss a revised draft of the merger agreement.

From June 26, 2016 through June 28, 2016, Gibson Dunn, Centerview, Paul Weiss and Apollo continued finalizing the merger agreement, the related disclosure schedules and all ancillary documents, including in particular, obtaining revised and finalized debt commitment papers in light of changes in the financing markets due to Brexit. In the evening of June 28, 2016, the board of directors held a telephonic meeting at which representatives of Gibson Dunn and Centerview were present, as well as the Company’s senior management. Gibson Dunn and Centerview provided an update to the board of directors regarding the delays in announcement based on the finalization of Apollo’s financing and related documents. Gibson Dunn noted that the material terms of the merger agreement (a copy and summary of which had been circulated to the board of directors in advance of the meeting) had not changed since the prior board of directors meeting and asked each member of the board of directors to reconfirm his or her vote with respect thereto. Each director reconfirmed his or her prior vote (with the chairman again abstaining).

Early in the morning on June 29, 2016, prior to the commencement of trading of the Shares on the NYSE, the parties executed the merger agreement and issued a joint press release before the market open announcing the proposed transaction.

Reasons for Recommendation

In evaluating the merger agreement and the transaction, the strategic review committee and the board of directors consulted with senior management of the Company, as well as Centerview and Gibson Dunn. In the course of making the determination to recommend the transaction to the board of directors, the strategic review committee considered, and in the course of making the determination that the merger agreement and the transaction are advisable and fair to, and in the best interest of, the Company and its stockholders and to recommend that the Company’s stockholders accept the tender offer and tender their Shares pursuant to the tender offer, the strategic review committee and the board of directors considered, numerous factors, including the following material factors and benefits of the transaction:

•	recent and historical market prices for the Company Common Stock, as compared to the consideration payable in the tender offer and the merger, including the fact that the $30.25 per Share consideration payable in the tender offer and the merger represents:

•	a premium of approximately 58% over the closing price of the Shares on February 24, 2016 (the last trading day prior to the Company’s announcement that it was exploring strategic alternatives); and

•	a premium of approximately 26% over the closing price of the Shares on June 28, 2016 (the last trading day before public announcement of the merger agreement);

•	the lengthy and comprehensive sale process conducted by the Company after it publicly announced that it would be exploring strategic alternatives and prior to entering into the merger agreement, which was directed by the strategic review committee and conducted with the assistance of Centerview and Gibson Dunn, during which the Company, at the direction of the strategic review committee and with the assistance of Centerview, contacted or received in-bound contacts from 22 potential counterparties, entered into non-disclosure agreements and engaged in due diligence with 15 potential counterparties, received written and verbal first round indications of interest from seven potential counterparties and provided management presentations to six potential counterparties, which process did not result in any definitive proposals to acquire the Company at a price higher than $30.25 per Share;

•	the fact that the potential counterparties included both strategic and financial acquirers;

•	the review of possible strategic and financial alternatives to a sale of the Company conducted by the strategic review committee and the board of directors prior to the entry into the merger agreement, including the possibility of continuing as an independent public company, capital structure optimization or pursuing other business combinations, which the strategic review committee and the board of directors evaluated with the assistance of Centerview and determined were less favorable to the Company’s stockholders than the transaction in light of the potential risks, rewards and uncertainties associated with those alternatives;

•	the possibility that it could take a considerable period of time before the trading price of the Company Common Stock would reach and sustain at least the per share offer price of $30.25, as adjusted for present value;

•	the strategic review committee’s and the board of directors’ belief, which was reinforced by concerns raised by certain potential counterparties in the process, that the Company’s strategic plan involved significant risks in light of the industry and competitive pressures the Company was facing and the strategic review committee’s and the board of directors’ concerns with respect to the risks relating to the Company’s ability to execute on its strategic plan including the possibility that the strategic plan may not produce the intended results on the targeted timing or at all;

•	the fact that the consideration to be paid in the tender offer and the merger is all cash, which provides certainty of value and liquidity to the Company’s stockholders while avoiding long-term business risk, including the risks and uncertainties relating to the Company’s prospects (including the prospects described in the management’s forecasts summarized under “Item 4. The Solicitation or Recommendation—Certain Diamond Resorts Forecasts” below);

•	the oral opinion of Centerview rendered to the strategic review committee on June 26, 2016, which was subsequently confirmed by delivery of a written opinion dated June 27, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview described in its written opinion, the $30.25 per Share cash consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders (see “—Opinion of the Company’s Financial Advisor” under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”);

•	the fact that the resolutions approving the merger agreement and the transaction were recommended by the strategic review committee, which is comprised of four independent directors, and approved by the board of directors, which is comprised of eight out of nine directors who are not officers of the Company or any of its subsidiaries, and the strategic review committee and the board of directors retained and received advice from Centerview, an experienced financial advisor, and outside legal counsel, Gibson Dunn, in evaluating, negotiating and recommending the terms of the merger agreement;

•	the fact that as a part of the sales process there were restrictions on the ability of the equity funds managed by Management VIII (and all other potential bidders) to enter into any discussions or arrangements regarding an equity rollover with any stockholders without the strategic review committee’s consent, and that no such negotiations took place in violation of such restrictions or prior to the board of directors’ or the strategic review committee’s determination to recommend the transaction;

•	the fact that as part of the sales process there were restrictions on the ability of the equity funds managed by Management VIII (and all other potential bidders) and the Company’s management to enter into any discussions or arrangements regarding employment, retention or similar agreements or arrangements without strategic review committee’s consent, and that no such discussions or negotiations took place in violation of such restrictions or prior to the board of directors’ or the strategic review committee’s determination to recommend the transaction, other than limited discussions with the Company’s CEO regarding his willingness to help any bidder transition ownership of the Company;

•	the fact that neither the tender offer nor the merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution or other agreement or arrangement with Parent, Purchaser or the Company, and that no such agreement or arrangement existed as of the board of directors’ or the strategic review committee’s determination to recommend the transaction;

•	the fact that Parent and Purchaser had obtained committed equity financing in an amount equal to approximately $1,063 million and committed debt financing from major commercial banks with significant experience in similar lending transactions and strong reputations for honoring their commitments (the “debt financing”) in an amount that, together with the committed equity financing, would be sufficient to consummate the transaction;

•	the limited number and nature of the conditions to the equity financing and debt financing and the obligation of Parent and Purchaser to use their reasonable best efforts to satisfy the conditions to the equity financing and debt financing and to cause the financing sources to fund the financing at closing;

•	the fact that appraisal rights under the DGCL would be available to the stockholders of the Company who do not tender their Shares in the tender offer and who properly demand appraisal of their Shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery (see “—Appraisal Rights” under “Item 8. Additional Information”);

•	the likelihood that the transaction would be consummated without significant delay based on, among other things:

•	the structure of the transaction as a two-step acquisition of the Company, consisting of a tender offer followed by a second-step merger, and the fact that under Section 251(h) of the DGCL the merger can be effected promptly following the consummation of the tender offer, without a vote of the Company’s stockholders;

•	the fact that, subject to certain exceptions with respect to the satisfaction of the “minimum condition” (as defined in the merger agreement), Parent and Purchaser are required to extend the tender offer on one or more occasions until the outside date under the merger agreement if at the scheduled expiration time of the tender offer any of the tender offer conditions are not satisfied or waived in order to permit the satisfaction of all tender offer conditions;

•	the limited and otherwise customary conditions to the transaction, including the commitments made by Parent and Purchaser to obtain all required regulatory approvals for the transaction, and the representations, warranties and covenants by Parent and Purchaser related to obtaining the equity financing and the debt financing, which were substantial assurances that the transaction would ultimately be consummated on a timely basis;

•	the ability of the Company to specifically enforce Parent’s and the Purchaser’s obligations under the merger agreement, including (subject to the satisfaction of the other closing conditions and the funding of the debt financing) their obligations to consummate the tender offer and the merger; and

•	the absence of a financing condition and the fact that the merger agreement provides that, if the Purchaser fails to consummate the transaction where the conditions to the transaction have been satisfied or waived (other than those conditions to be satisfied at the closing), including due to a failure of the debt financing sources to fund the debt financing, Parent will pay the Company a reverse termination fee of $133.8 million (the “parent termination fee”), without the Company having to establish any damages, and the fact that the payment of the parent termination fee is fully guaranteed by equity funds managed by Management VIII pursuant to the limited guarantee;

•	the strategic review committee’s and the board of directors’ review of the financial and other terms of the merger agreement, including, among others, the following specific terms of the merger agreement:

•	the Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited takeover proposals and to engage in discussions and negotiations with such third parties;

•	the board of directors’ ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, subject to the Company paying Parent a termination fee (the “Company termination fee”) of $44.6 million;

•	the board of directors’ ability, under certain circumstances, to withdraw or change its recommendation in favor of the tender offer (an “adverse recommendation change”) in response to a superior proposal, subject to the Company paying Parent the Company termination fee if Parent terminates the merger agreement as a result of the adverse recommendation change;

•	the board of directors’ ability, under certain circumstances, to make an adverse recommendation change other than in response to a superior proposal if the board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law;

•	the strategic review committee’s and the board of directors’ belief that the Company termination fee payable to Parent in certain circumstances, including if the Company terminated the merger agreement to accept a superior proposal or if Parent terminated the merger agreement as a result of an adverse recommendation change, was at the lower end of the market in the context of termination fees payable in comparable transactions and in light of the overall terms of the merger agreement and would not preclude or unreasonably deter another party from making a competing proposal for the Company following the announcement of the transaction; and

•	the customary nature of the representations, warranties and covenants of the Company in the merger agreement;

•	the strategic review committee’s and the board of directors’ views and opinions on the industry in which the Company participates and market competition;

•	the strategic review committee’s and the board of directors’ understanding of the business operations, financial conditions, earnings and prospects of the Company, including the prospects of the Company as a public company; and

•	the risk that prolonging the strategic and financial review process further could have resulted in the loss of a favorable opportunity to successfully consummate a transaction with equity funds managed by Management VIII.

In the course of making the determination that that the merger agreement and the transaction are advisable and fair to, and in the best interests of, the Company and its stockholders and to recommend that the Company’s stockholders accept the tender offer and tender their Shares pursuant to the tender offer, the board of directors also considered the strategic review committee’s recommendation in favor of the transaction.

In the course of their deliberations, the strategic review committee and the board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the potential upside in the Company’s strategic plan and the possibility that the Company would meet or exceed the forecasts (as more fully described under “Item 4. The Solicitation or Recommendation—Certain Diamond Resorts Forecasts”) despite the significant execution risks inherent therein;

•	the fact that, subsequent to the completion of the transaction, the Company will no longer exist as an independent public company and that the stockholders of the Company will have no ongoing equity interest in the Surviving Company, meaning that the stockholders of the Company will cease to participate in its future earnings or growth or to benefit from any increases in the value of the Shares;

•	the restrictions in the merger agreement on the Company’s ability to actively solicit competing acquisition proposals;

•

the fact that in certain circumstances, including if the Company terminates the merger agreement to accept a superior proposal or if Parent or Purchaser terminates the merger agreement as a result of an adverse recommendation change, the Company would be required to pay Parent the Company termination fee, including the potential impact of the applicable Company termination fee on the willingness of other potential bidders to propose takeover transactions, although the strategic review committee and the board of directors believed that the Company termination fee was at the lower end of the market in the context of termination fees payable in comparable transactions and in light of the overall terms of the merger agreement and would not preclude or unreasonably deter another party from making a competing proposal for the Company following the announcement of the transaction;

•	the fact that the Company is required to provide Parent with notice of any competing acquisition proposal and three business days to match any superior proposal and two business days to match any subsequent modifications to such superior proposal, although the strategic review committee and the board of directors believed this would not preclude or unreasonably deter another party from making a competing proposal for the Company following the announcement of the transaction;

•	the risk that the transaction might not be consummated in a timely manner or at all, including the risk that the transaction will not occur if the equity financing and debt financing are not obtained, as Parent and Purchaser do not on their own possess sufficient funds to consummate the transaction;

•	the fact that the Company’s ability to seek specific performance to cause the closing to occur is limited to circumstances where the marketing period for the debt financing has ended and the debt financing is funded, and that if the debt financing is not funded, the Company’s remedy is limited to the receipt of the $133.8 million Parent termination fee;

•	the fact that Parent and Purchaser are newly formed entities with essentially no assets other than the equity commitment of equity funds managed by Management VIII and the debt commitments of Barclays Bank PLC, Royal Bank of Canada, RBC Capital Markets, LLC, Jefferies Finance LLC and PSP Investments Credit USA LLC, and that the Company’s remedy in the event of breach of the merger agreement by Parent or Purchaser may be limited to the receipt of the $133.8 million Parent termination fee and that under certain circumstances the Company may not be entitled to the Parent termination fee at all;

•	the fact that completion of the transaction would require antitrust clearance in certain jurisdictions and the receipt of certain other regulatory approvals and satisfaction of certain other closing conditions, including that no material adverse effect on the Company has occurred, that are not entirely within the Company’s control;

•	the risks and costs to the Company if the transaction does not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business, vendor, landlord and customer relationships;

•	the restrictions on the conduct of the Company’s business prior to the consummation of the transaction, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the transaction;

•	the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the transaction, regardless of whether it is consummated, and if the transaction is not consummated, the Company will be required to pay its own expenses associated with the merger agreement and the transaction;

•	the fact that as an all-cash transaction the transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes, although the strategic review committee and the board of directors believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due; and

•	the fact that certain executive officers and directors of the Company may have interests in the transaction that are different from, or in addition to, those of the Company’s stockholders (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Diamond Resorts”).

The foregoing discussion of the factors considered by the strategic review committee and the board of directors is not intended to be exhaustive, but rather includes the principal material positive factors and material negative factors considered by the strategic review committee and the board of directors. While the strategic review committee and the board of directors considered potentially positive and potentially negative factors, the strategic review committee and the board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The strategic review committee collectively reached the conclusion to recommend the transaction to the board of directors, and the board of directors collectively reached the conclusion to approve the transaction, in light of the various factors described above and other factors that the members of the strategic review committee and board of directors, as applicable, believed were appropriate. In view of the number and variety of factors and the amount of information considered, the strategic review committee and the board of directors did not find it practicable, nor did they attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the strategic review committee and the board of directors viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As of July 13, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate, 18,099,459 Shares (excluding Company Restricted Shares, Shares issuable upon exercise of Company Options and Shares issuable with respect to Company RSUs), representing approximately 26.0% of the then-outstanding Shares. To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors, other than the chairman of the board of directors, currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder on the date hereof pursuant to the tender offer (other than Shares as to which such holder does not have discretionary authority or shares that may trigger certain obligations under Section 16 of the Exchange Act, which may include shares acquired by Messrs. Cloobeck and Palmer pursuant to Call Options described in “—Securities Transactions”, under “Item 6. Interest in Securities of the Subject Company”). To the Company’s knowledge, the chairman of the board of directors has not yet determined whether to tender or cause to be tendered all of his Shares.

Financial Analyses and Opinion

Opinion of the Company’s Financial Advisor

The strategic review committee retained Centerview as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the transaction. In connection with this engagement, the strategic review committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by Parent or Purchaser, (ii) Shares canceled pursuant to Section 3.1(b) of the merger agreement (Shares held in treasury) and (iii) any Dissenting Shares (as defined in the merger agreement), which, together with any Shares owned by any affiliate of the Company, are collectively referred to as “Excluded Shares” throughout this section) of the $30.25 per Share cash consideration proposed to be paid to such holders pursuant to the merger agreement. On June 26, 2016, Centerview rendered to the strategic review committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 27, 2016 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview described in its written opinion, the $30.25 per Share cash consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 27, 2016, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview described in its written opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of

Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the strategic review committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the $30.25 per Share cash consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the tender offer, or any stockholder of the Company or any other person as to how such stockholder or other person should otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview described in its written opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated June 27, 2016, referred to in this summary of Centerview’s opinion as the “draft merger agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.” For further discussion of the Forecasts, see below under “—Certain Diamond Resorts Forecasts.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate. During the course of Centerview’s engagement, at the request of the strategic review committee, Centerview solicited expressions of interest from a number of potential acquirors of the Company, and Centerview considered the results of such solicitation, together with the public announcement by the Company that it was exploring strategic alternatives, in rendering its opinion to the strategic review committee.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the strategic review committee’s consent,

Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the strategic review committee’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the strategic review committee’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the strategic review committee’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the strategic review committee’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement reviewed by Centerview. Centerview also assumed, at the strategic review committee’s direction, that the transaction will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the $30.25 per Share cash consideration to be paid to such holders pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transaction, including, without limitation, the structure or form of the transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the transaction, whether relative to the $30.25 per Share cash consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the merger agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the tender offer, or any stockholder of the Company or any other person as to how such stockholder or other person should otherwise act with respect to the transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of members of the strategic review committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the strategic review committee in connection with Centerview’s written opinion, dated June 27, 2016. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 24, 2016 (the last full trading day prior to the delivery by Centerview of its opinion to the strategic review committee) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, restricted shares and deferred stock) based on information provided by the Company.

Selected Public Company Analysis

Centerview reviewed certain financial and operational information of the Company and compared it to corresponding financial and operational information of the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Wyndham Worldwide Corporation

•	Interval Leisure Group, Inc.

•	Marriott Vacations Worldwide Corporation

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded hospitality and vacation ownership companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Centerview calculated and compared financial multiples for the selected companies based on information it obtained from SEC filings, Wall Street research and other data sources. With respect to each of the selected companies, Centerview calculated and analyzed the company’s enterprise value, referred to as “EV” throughout this section, as a multiple of the company’s adjusted earnings before interest, taxes, depreciation and amortization, referred to as “Adjusted EBITDA” throughout this section, in each case based on consensus of Wall Street research analyst estimates for calendar years 2016 and 2017 as of June 24, 2016 (the last full trading day prior to the delivery by Centerview of its opinion to strategic review committee) as reported by publicly available data sources. EV was calculated as the market value of common equity, which was determined using the treasury stock method, taking into account outstanding in-the-money equity awards, warrants and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents. Adjusted EBITDA for the foregoing selected companies was calculated including GAAP vacation interest cost of sales and stock-based compensation as expenses, consistent with the methodology generally used to calculate the adjusted earnings before interest, taxes, depreciation and amortization of participants in the hospitality and vacation ownership sector.

The results of this analysis are summarized as follows:

	High	Low
2016E EV/Adjusted EBITDA	7.8x	7.5x
2017E EV/Adjusted EBITDA	7.4x	7.1x

Centerview also calculated and analyzed the Company’s EV as a multiple of the Company’s Market Adjusted EBITDA, in each case based on the Forecasts, as of February 24, 2016 (the trading day on which the Company announced the formation of the strategic review committee and its intention to explore strategic alternatives) and as of June 24, 2016 (the last full trading day prior to the delivery by Centerview of its opinion to strategic review committee). The Company’s “Market Adjusted EBITDA” refers throughout this section to the Company’s adjusted earnings before interest, taxes, depreciation and amortization calculated to include GAAP vacation interest cost of sales and stock-based compensation as expenses, consistent with the methodology generally used to calculate the adjusted earnings before interest, taxes, depreciation and amortization of participants in the hospitality and vacation ownership sector, and excludes estimated non-recurring expenses of approximately $9,400,000 and approximately $1,000,000 for calendar years 2016 and 2017, respectively, as set forth in the Forecasts.

The results of this analysis are summarized as follows:

	As of 2/24/2016	As of 6/24/2016
2016E EV/Adjusted EBITDA	5.0x	6.0x
2017E EV/Adjusted EBITDA	4.3x	5.1x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 5.75x to 7.50x to (i) the Company’s estimated 2016 calendar year Market Adjusted EBITDA of approximately $347,000,000 based on the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $23.45 to $31.30, and (ii) Wall Street research analyst estimated 2016 calendar year Market Adjusted EBITDA of the Company of approximately $335,000,000, which resulted in an implied per share equity value range for the Shares of approximately $22.60 to $30.15. Centerview also applied a valuation range of 5.25x to 7.00x to (a) the Company’s estimated 2017 calendar year Market Adjusted EBITDA of approximately $404,000,000 based on the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $25.25 to $34.55, and (b) Wall Street research analyst estimated 2017 calendar year Market Adjusted EBITDA of the Company of approximately $376,000,000, which resulted in an implied per share equity value range for the Shares of approximately $23.30 to $31.95. Centerview compared these ranges to the offer price of $30.25 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the merger agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving companies in the hospitality and vacation ownership sector that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the transaction. These transactions were:

Date Announced	Target	Acquiror
5/12/2016(1)	Vistana Signature Experiences, Inc.	Interval Leisure Group, Inc.
1/29/2016(1)	Intrawest Resort Club Group	The Company
10/19/2015(1)	Gold Key Resorts	The Company
10/28/2015(2)	Vistana Signature Experiences, Inc.	Interval Leisure Group, Inc.
5/20/2015(1)(3)	Silverleaf Resorts, Inc.	Orange Lake Holdings
10/1/2014(1)	Hyatt Residential Group	Interval Leisure Group, Inc.
9/14/2012(1)	Shell Vacations LLC	Wyndham Worldwide Corporation
5/16/2011(1)	Silverleaf Resorts, Inc.	Cerberus Capital Management, L.P.

(1)	Date on which the closing of the transaction was announced
(2)	Date on which the signing of the transaction was announced
(3)	Financial terms of the transaction were not publicly disclosed

No company or transaction used in this analysis is identical or directly comparable to the Company or the transaction. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions, when available, were based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings, Wall Street research and other data sources, except in cases where the Company was a party to the precedent transaction, in which case financial data were based on information that the Company provided.

Centerview calculated, for each selected transaction, the implied EV of the target company, based on the consideration payable in the transaction, as a multiple of the target company’s forward projected Adjusted EBITDA available at the time of the announcement of the signing or closing of the transaction, as applicable. The results of this analysis are summarized as follows:

EV/Forward Adjusted EBITDA
75th Percentile	7.7x
Mean	7.2x
Median	7.6x
25th Percentile	5.8x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 6.00x to 7.75x to (i) the Company’s estimated 2016 calendar year Market Adjusted EBITDA of approximately $347,000,000 based on the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $24.60 to $32.40, and (ii) Wall Street research analyst estimated 2016 calendar year Market Adjusted EBITDA of the Company of approximately $335,000,000, which resulted in an implied per share equity value range for the Shares of approximately $23.70 to $31.25. Centerview compared these ranges to the offer price of $30.25 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the merger agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Centerview calculated a range of illustrative equity values for the Company based on the Forecasts by (i) discounting to present value, as of June 30, 2016, using discount rates ranging from 10.5% to 13.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital): (a) the forecasted taxed unlevered free cash flows of the Company during the period beginning on July 1, 2016 and ending on December 31, 2020 based on the Forecasts and (b) a range of illustrative terminal values of the Company as of December 31, 2020, calculated by Centerview by applying a range of illustrative EV/Adjusted EBITDA exit multiples of 4.7x to 7.3x to the Company’s estimated forward Market Adjusted EBITDA as of December 31, 2020 and (ii) subtracting from the foregoing results the book value of the Company’s net debt as of June 30, 2016. Centerview also performed a sensitivity analysis, substituting Wall Street research analyst estimates of the Company’s Market Adjusted EBITDA for calendar years 2016, 2017 and 2018 for the Company’s estimated adjusted earnings before interest, taxes, depreciation and amortization as set forth in the Forecasts, and then extrapolating such resulting forecasts for calendar years 2019 and 2020 based on the growth rates for such years set forth in the Forecasts. To derive the range of illustrative equity values based on the sensitivity analysis, Centerview (x) discounted to present value as of June 30, 2016, using discount rates ranging from 10.5% to 13.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital): (A) the forecasted taxed unlevered free cash flows of the Company during the period beginning on July 1, 2016 and ending on December 31, 2020 based on the Wall Street research analyst estimates and extrapolated forecasts as described above and (B) a range of illustrative terminal values of the Company as of December 31, 2020, calculated by Centerview by applying a range of illustrative EV/Adjusted EBITDA exit multiples of 4.7x to 7.3x to the Company’s estimated forward Market Adjusted EBITDA as of December 31, 2020 based on the Wall Street research analyst estimates and extrapolated forecasts as described above and (y) subtracted from the foregoing results the book value of the Company’s net debt as of June 30, 2016. Centerview divided the results of each of the foregoing calculations by the Company’s fully diluted outstanding shares, calculated as described above, to derive implied per share equity value ranges of approximately (I) $30.25 to $45.20 with respect to the Forecasts and (II) $28.05 to $42.45 with respect to the sensitivity analysis.

Centerview compared these ranges to the offer price of $30.25 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the merger agreement.

Other Considerations

Centerview noted for the strategic review committee certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Shares during the 52-week period ended February 24, 2016 (the trading day on which the Company announced the formation of the strategic review committee and its intention to explore strategic alternatives), which reflected low and high stock closing prices for the Company during such period of approximately $16.80 to $35.22 per Share.

•	An analysis of premiums paid in the selected all-cash transactions since January 1, 2011 in which a public U.S.-based target (excluding financial institutions, insurance companies and real estate investment trusts) was acquired in a transaction valued between $1 billion and $5 billion. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The 25th percentile and 75th percentile premiums paid in the selected transactions were 19% and 44%, respectively. Centerview applied the 25th percentile and 75th percentile premiums of such transactions to the Company’s closing stock price on February 24, 2016 (the trading day on which the Company announced the formation of the strategic review committee and its intention to explore strategic alternatives) of $19.11, which resulted in an implied price range of approximately $22.85 to $27.60 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the strategic review committee in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the strategic review committee, the board of directors or management of the Company with respect to the $30.25 per Share cash consideration or as to whether the strategic review committee or the board of directors would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the board of directors, acting upon the recommendation of the strategic review committee. Centerview provided advice to the Company and the strategic review committee during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the strategic review committee or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has been engaged to provide financial advisory services to the Company, and Centerview has received compensation for such services. In the past two years, Centerview has not been engaged to provide financial advisory services to Parent or Purchaser, and Centerview has not received any compensation from Parent or Purchaser during such period. In the past two years, (i) Centerview has been engaged to provide, and is currently providing, financial advisory services unrelated to the Company or the transaction to a portfolio company of funds affiliated with Apollo Global Management, LLC (the “Sponsor”), and Centerview has received, and may in the future receive, compensation for such services, and (ii) Centerview has been engaged to provide, and is currently providing, financial advisory services unrelated to the Company or the transaction to noteholder groups (of which one or more affiliates of the Sponsor is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and Centerview has received, and may in the future receive, compensation for such services. In the past two years, Centerview has been engaged to provide, and is currently providing, financial advisory services to a committee of independent members of the Board of Directors of Caesars Entertainment Corporation, a portfolio company of funds affiliated with the Sponsor, in connection with a merger transaction with Caesars Acquisition Corporation, a portfolio company of the Sponsor, and other matters, and Centerview has received, and may in the future receive, compensation for such services. Centerview may provide investment banking and other services to or with respect to the Company, Parent, the Sponsor or their respective affiliates and/or funds managed by affiliates and/or the respective portfolio companies of funds managed by affiliates of the Sponsor in the future, for which Centerview may receive compensation. Certain (a) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (b) of its affiliates or related investment funds and (c) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, the Sponsor or any of their respective affiliates and/or funds managed by affiliates and/or portfolio companies of funds managed by affiliates of the Sponsor, or any other party that may be involved in the transaction.

The strategic review committee selected Centerview as its financial advisor in connection with the evaluation and negotiation of potential strategic alternatives based on, among other things, Centerview’s work and knowledge of the Company and its belief, based on Centerview’s disclosure of its relationships with likely potential transaction counterparties, including the Sponsor, that Centerview was independent, unlike many other investment banks that the strategic review committee had identified as potential candidates, which had existing relationships with the Company’s competitors and other likely potential transaction counterparties. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Centerview’s services as the financial advisor to the strategic review committee, the Company has agreed to pay Centerview an aggregate fee of approximately $35,000,000, $3,000,000 of which was payable on the date Centerview entered into its engagement letter with the strategic review committee, $2,000,000 of which was payable upon the earlier to occur of (i) the date on which Centerview advised the strategic review committee that it was prepared to render its opinion and (ii) the rendering of Centerview’s opinion, and the balance of which is payable contingent upon consummation of the transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Diamond Resorts Forecasts

The Company does not, as a matter of course, make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and the Company is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of the Company in connection with the transaction, the Company’s management prepared and provided to Management VIII, as well as to (1) Centerview in connection with its evaluation of the fairness of the offer price and (2) the other potential bidders who received access to the Company’s confidential information in connection with their respective evaluations of a potential transaction with the Company, certain non-public, internal financial forecasts regarding the Company’s projected future operations for fiscal years 2016 through 2020. The Company has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the strategic review committee and the board of directors for purposes of evaluating the transaction.

These internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts. The prospective financial information included in this Statement has been prepared by, and is the responsibility of, the Company’s management. Neither BDO USA, LLP, the Company’s independent auditor, nor any other person has examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, no such person expresses an opinion or any other form of assurance with respect thereto. The summary of these internal financial forecasts included below is not being included to influence any holder’s decision whether to tender such holder’s Shares in the tender offer, but instead because these internal financial forecasts were provided by the Company to Management VIII and Centerview.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to the Company’s business) that are inherently subjective and uncertain and are beyond the control of the Company’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, the occurrence of unpredictable catastrophe events and other factors described in the section entitled “Forward-Looking Statements.” These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company or its officers, directors, affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of the Company’s or its officers, directors, affiliates, advisors or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and accurate with each successive year.

None of the Company, or its officers, directors, affiliates, advisors or representatives has made or makes any representation to any stockholder, investor, Management VIII or any other person, in the merger agreement or otherwise, concerning these internal financial forecasts or regarding the Company’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. The below forecasts do not give effect to the transaction. The Company urges all stockholders to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.

Subject to the foregoing qualifications, the revenue, adjusted EBITDA, unlevered pre-tax free cash flow and free cash flow forecasts reflected below by fiscal year through the year 2020 were prepared by, or as directed by, the Company’s management and were delivered to Management VIII, Centerview and the potential counterparties who considered a transaction with the Company and received access to confidential information.

Fiscal Year Ending December 31,	2016E	2017E	2018E	2019E	2020E
Revenue	$1,118	$1,269	$1,388	$1,513	$1,647
Adj. EBITDA – Diamond Resorts Methodology(1)	$450	$523	$574	$626	$681
Adj. EBITDA – Market Adjusted EBITDA(2)	$347	$404	$444	$485	$526
Unlevered Pre-Tax Free Cash Flow(3)	$202	$333	$383	$420	$456
Free Cash Flow(3)	$142	$232	$268	$293	$317

(1)	Excludes non-recurring expenses of $9.4 million in 2016 and $1.0 million in 2017.
(2)	Adjusted to include the impact of GAAP vacation interest cost of sales and stock-based compensation.
Excludes non-recurring expenses of $9.4 million in 2016 and $1.0 million in 2017.
(3)	2016 included approximately $85 million expenditure for Intrawest Resorts acquisition.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The strategic review committee has retained Centerview as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the transaction and, in connection with such engagement, Centerview provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of Diamond Resorts’ Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference.

For information regarding Diamond Resorts’ retention of Centerview, see “—Opinion of Diamond Resorts’ Financial Advisor”, under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion”.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the tender offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

During the past 60 days, except for (i) the scheduled vesting of Company Restricted Shares and Company RSUs and issuances by the Company of Shares with respect thereto, (ii) the scheduled vesting of Company Options, (iii) the grant of Company Options, Company Restricted Shares and Company RSUs in the ordinary course and (iv) the transactions in the Call Options described below, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries.

On July 11, 2016, 1818 Partners, LLC (“1818 Partners”), two of the three managing members of which are entities owned and controlled by Messrs. Cloobeck and Palmer, distributed to each of its members a portion of each of (1) the DRPH Call Option (representing the right to purchase an aggregate of 4,535,426 shares of Company Common Stock from DRP Holdco, LLC, an investment vehicle managed by an affiliate of Guggenheim Partners, LLC), and (2) the Third Party Call Option (representing the right to purchase an aggregate of 431,875 shares of Company Common Stock from third parties), in each case for an exercise price of $12.56 per share, with respect to one-third of the shares of Company Common Stock issuable upon exercise thereof (i.e., an aggregate of 1,511,808 shares of Company Common Stock issuable upon exercise of the DRPH Call Option, and an aggregate of 143,958 shares of Company Common Stock issuable upon exercise of the Third Party Call Option). The distribution by 1818 Partners to its members was made pro rata, based upon the members’ respective equity interests held in 1818 Partners. Each of the members of 1818 Partners assumed the terms and conditions of the DRPH Call Option and the Third Party Call Option with respect to the portion thereof so-distributed to such member pursuant to separate transfer agreements.

The distribution by 1818 Partners had the effect of reducing the number of shares beneficially owned by each of its members (and Messrs. Cloobeck and Palmer as the equityholders thereof), because each such member (and equityholders) previously reported shared beneficial ownership of all of the securities underlying the Call Options, indirectly through 1818 Partners, even though such member (and equityholders) only had a one-third economic interest in the Call Options. The distribution by 1818 Partners to its members did not effect any change in the pecuniary interests of such members (or equityholders) in the Call Options.

Each of the entities controlled by Messrs. Cloobeck and Palmer, respectively, that are managing members of 1818 Partners has notified the Company that it will exercise (in the case of the portions of the DRPH Call Option distributed to such entities, pursuant to the “cashless exercise” provision thereof) in full the portions of each of the Call Options distributed to it prior to the July 21, 2016 scheduled expiration thereof.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the tender offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the tender offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Diamond Resorts—Golden Parachute Compensation”, as it relates to Diamond Resorts’ named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“premerger notification and report forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) and certain waiting period requirements have been satisfied.

As of the date hereof, Parent has determined that the transaction is not subject to the HSR Act premerger notification requirements and that the parties are not required to file a premerger notification and report form. Accordingly, the condition of the tender offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

The FTC and the DOJ may scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company, notwithstanding the fact that the transaction is not subject to the HSR Act premerger notification requirements. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the tender offer, if the DOJ or the FTC believes that the tender offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, unwinding the transaction, or requiring disposition of those Shares, or the divestiture of substantial assets of the Purchaser, the Company, or any of their respective subsidiaries or affiliates, or seek other structural or conduct relief. At any time before or after consummation of the transaction, notwithstanding the inapplicability of the HSR Act or early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the tender offer. There can be no assurance that a challenge to the tender offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the DOJ or any state or any other person, the Purchaser may not be obligated to consummate the tender offer or the merger. See Section 13—“Conditions of the Offer” of the offer to purchase.

Foreign Antitrust Filings

Under the applicable tender offer laws in each of Mexico and Austria applicable to the transaction, the tender offer may not be completed until notifications have been filed with the appropriate antitrust authority and clearances, approvals or authorizations have been obtained or the applicable waiting periods have expired.

Under the Austrian Cartel Act 2005 (effective as of January 1, 2006) (Federal Law against Cartels and other Restraints of Competition), as last amended by Federal Law Gazette (BGBI) I No. 2/2008 effective as of March 1, 2013, approval is required for the acquisition of Shares pursuant to the tender offer. On July 7, 2016, the parties submitted the requisite filing.

The acquisition of Shares pursuant to the tender offer is also subject to the Federal Law of Economic Competition, published on May 23, 2014 in Official Gazette of the Mexican Federation (effective as of July 7, 2014).

While the Company and Parent expect to obtain all required regulatory clearances, we cannot assure you that these regulatory clearances will be obtained or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the transaction, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the transaction not being satisfied.

The Company and Parent cannot assure you that any U.S. or non-U.S. government agencies, including state attorneys general or private parties, will not initiate actions to challenge the transaction before or after it is completed. Any such challenge to the transaction could result in a court order enjoining the transaction or in the imposition of restrictions or conditions that would have a material adverse effect on the Company if the transaction is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the merger agreement, Parent is required to commit to any divestitures or similar arrangements with respect to its and the Company’s assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the transaction.

Approval of UK Financial Conduct Authority

Under Section 178 of the Financial Services and Markets Act 2000, the acquisition of Shares pursuant to the tender offer requires notice to and approval of the Financial Conduct Authority. The parties are actively working with the Financial Conduct Authority to submit all required notices and information and obtain the clearance thereunder as promptly as practicable. There can be no assurance that such regulatory approval will be obtained, and there can be no assurance as to the timing of any approvals, the ability of Parent or the Company to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approval.

State Takeover Laws

Section 203 of the DGCL prevents certain “business combinations” (generally defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The board of directors has approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, for purposes of Section 203 of the DGCL.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Parent and Purchaser do not know whether any of these laws will, by their terms, apply to the transaction and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, Parent and Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the transaction, and an appropriate court does not determine that it is inapplicable or invalid as applied to the transaction, Parent and Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent and Purchaser may be unable to accept for payment any Shares tendered pursuant to the tender offer, or be delayed in continuing or consummating the transaction. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the tender offer. See Section 13—“Conditions of the Offer” of the offer to purchase.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the consummating corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the tender offer is consummated and the number of Shares validly tendered (and not properly withdrawn) in accordance with the terms of the tender offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) prior to the expiration of the tender offer, together with the Shares then owned by Purchaser represent at least one Share more than 50% of the outstanding Shares, the Purchaser does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the merger. Section 251(h) also requires that the merger agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the merger agreement, the merger will become effective as soon as practicable after the consummation of the tender offer on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement, unless another date is agreed to in writing by Parent and the Company.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the tender offer. However, if the tender offer is successful and the merger is consummated pursuant to Section 251(h) of the DGCL, holders of Shares immediately prior to the merger effective time who have not tendered their Shares pursuant to the tender offer and who comply with the requirements under Section 262 of the DGCL will be entitled to appraisal rights in connection with the merger.

The following discussion summarizes the appraisal rights of stockholders under the DGCL in connection with the merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the merger is completed pursuant to Section 251(h) of the DGCL, holders of Shares immediately prior to the merger effective time and who (i) did not tender such Shares in the tender offer; (ii) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment in cash of an amount equal to the “fair value” of such Shares as determined by the Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, as determined by such court. The “fair value” as determined by the Court of Chancery could be greater than, less than or the same as the offer price and the merger consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX B. The board of directors has fixed July 14, 2016 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified in Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the tender offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the offer price with respect to each such Share so tendered, upon the terms and subject to the conditions of the tender offer.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the tender offer, which will occur on the date on which purchaser irrevocably accepts for purchase the shares validly tendered in the tender offer, and 20 days after the date of mailing of this notice (which mailing date is July 14, 2016), send to the Company at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the tender offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the merger effective time.

If the merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Company will deliver an additional notice of the effective date of the merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the effective date of the merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) may result in the loss of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Diamond Resorts International, Inc., 10600 West Charleston Boulevard, Las Vegas, NV 89135, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears in the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the merger effective time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the tender offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the merger effective time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the tender offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (which we refer to as the “verified list”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the verified list. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in such other publication as the Court of Chancery deems advisable. The costs of these notices and publications are borne by the Surviving Company.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines the stockholders entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery shall determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the merger effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the merger effective time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the offer price and the consideration to be paid in the merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the tender offer and the merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Diamond Resorts believes that the offer price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the offer price and the merger consideration. Neither Parent nor Diamond Resorts anticipates offering more than the offer price to any stockholder exercising appraisal rights, and each of Parent and Diamond Resorts reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the offer price and the merger consideration.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the verified list and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Company of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of

Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the merger effective time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the merger effective time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws, or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the merger effective time into the right to receive the merger consideration. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the merger effective time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as Diamond Resorts has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the offer price by delivering to Diamond Resorts a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the merger either within 60 days after the merger effective time or thereafter with the written approval of Diamond Resorts. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after the merger effective time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the tender offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the tender offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights and your Shares will be deemed to have been converted at the merger effective time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.

Litigation

None.

Forward-Looking Statements

This communication contains forward-looking statements, including statements related to proposed transaction and other statements regarding the Company’s current expectations, prospects and opportunities. The Company has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “could,” “forecast,” “believe,” “guidance,” “projection,” “target” or similar expressions, but these words are not the exclusive means for identifying such statements. The Company cautions that a number of risks, uncertainties and other factors could cause the Company’s actual results to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation that the conditions to closing the transaction will be satisfied; the impact of the transaction on the Company’s business, its financial and operating results and its employees, suppliers and customers (in particular, HOAs and prospective purchasers of vacation ownership interests); factors affecting the feasibility and timing of any transaction or other action, including, without limitation, required third-party consents and regulatory approvals; the ability to identify and close any transaction; and risks related to realization of the expected benefits of the transaction or other action to the Company and its stockholders. For a detailed discussion of factors that could affect the Company’s future operating results, please see the Company’s filings with the Securities and Exchange Commission, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 14, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Dakota Parent, Inc., Dakota Merger Sub, Inc. and Apollo Management VIII, L.P. on July 14, 2016 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit a)(1)(E) o the Schedule TO).

(a)(5)(A)	Text of press release issued by Diamond Resorts International, Inc., dated June 29, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Diamond Resorts International, Inc. with the Securities and Exchange Commission on March 29, 2016).

(a)(5)(B)	Opinion of Centerview Partners LLC, dated June 27, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(C)	Text of press release of Dakota Parent, Inc. and Dakota Merger Sub, Inc. announcing the launch of the tender offer, dated July 14, 2016 (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of June 29, 2016, by and among Dakota Parent, Inc., Dakota Merger Sub, Inc. and Diamond Resorts International, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Diamond Resorts International, Inc. with the Securities and Exchange Commission on June 29, 2016).

(e)(2)	Limited Guarantee, dated as of June 29, 2016, delivered by certain equity funds managed by Apollo Investment Fund VIII, L.P. in favor of Diamond Resorts International, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit No.	Description

(e)(3)	Confidentiality Agreement, dated as of March 21, 2016, between Diamond Resorts International, Inc. and Apollo Management VIII, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Equity Commitment Letter, dated as of June 29, 2016, pursuant to which certain equity funds managed by Apollo Management VIII, L.P. have committed cash as capital to Dakota Parent, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(g)	Not applicable.

Annex A—Centerview Partners LLC Opinion Letter, dated June 27, 2016.

Annex B—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DIAMOND RESORTS INTERNATIONAL, INC.

Date: July 14, 2016	/s/ Jared T. Finkelstein
Name: Jared T. Finkelstein
Title: Senior Vice President-General Counsel and Secretary

ANNEX A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 27, 2016

The Strategic Review Committee

of the Board of Directors Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

The Strategic Review Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of Diamond Resorts International, Inc., a Delaware corporation (the “Company”), of the $30.25 per Share, net to the seller in cash, to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 27, 2016 (the “Agreement”) by and among Dakota Parent, Inc., a Delaware corporation (“Parent”), Dakota Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase any and all of the Shares (the “Tender Offer”) at a price of $30.25 per Share, net to the seller in cash, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent or Merger Sub, (ii) Shares canceled pursuant to Section 3.1(b) of the Agreement and (iii) any Dissenting Shares (as defined in the Agreement))(the Shares referred to in clauses (i) through (iii), together with any Shares owned by any affiliate of the Company, “Excluded Shares”) will be converted into the right to receive $30.25 per Share in cash (the $30.25 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Strategic Review Committee (the “Committee”) of the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the earlier to occur of (i) the date on which we advised the Committee that we were prepared to render this opinion and (ii) the rendering of this opinion, and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to the Company, and we have received compensation for such services. In the past two years, we have not been engaged to provide financial advisory services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. In the past two years, (i) we have been engaged to provide, and are currently providing, financial advisory services unrelated to the Company or the Transaction to a portfolio company of Apollo Global Management, LLC (the “Sponsor”), and we have received, and may in the future receive, compensation for such services, and (ii) we have been engaged to provide, and are currently providing, financial advisory services unrelated to the Company or the Transaction to noteholder groups (of which one or more affiliates of the Sponsor is a member) in connection with restructurings or potential restructurings involving the relevant issuer, and we have received, and may in the future receive,

The Strategic Review Committee of the Board of Directors

Diamond Resorts International, Inc.

June 27, 2016

compensation for such services. In the past two years, we have been engaged to provide, and are currently providing, financial advisory services to a committee of independent members of the Board of Directors of Caesars Entertainment Corporation, a portfolio company of the Sponsor, in connection with a merger transaction with Caesars Acquisition Corporation, a portfolio company of the Sponsor, and other matters, and we have received, and may in the future receive, compensation for such services. We may provide investment banking and other services to or with respect to the Company, Parent, the Sponsor or their respective affiliates and portfolio companies of the Sponsor in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, the Sponsor or any of their respective affiliates and portfolio companies of the Sponsor, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 27, 2016 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate. During the course of our engagement, at your request, we solicited expressions of interest from a number of potential acquirors of the Company, and we have considered the results of such solicitation, together with the public announcement by the Company that it was exploring strategic alternatives, in rendering our opinion herein.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be

The Strategic Review Committee of the Board of Directors

Diamond Resorts International, Inc.

June 27, 2016

consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the members of the Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4